UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39790

Matterport, Inc.

(Exact name of registrant as specified in its charter)

352 East Java Drive

Sunnyvale, CA 94089

(650) 641-2241

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On April 21, 2024, Matterport, Inc., a Delaware corporation (the “Company”), CoStar Group, Inc., a Delaware corporation (“Parent”), Matrix Merger Sub, Inc., a Delaware corporation and a wholly owed subsidiary of Parent (“Merger Sub I”), and Matrix Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and on February 28, 2025, Merger Sub I merged with and into the Company (the “First Merger”), with the Company as the surviving corporation, and immediately following the First Merger, the Company merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Parent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Matterport, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MATERPORT, INC.

Date: March 10, 2025	By:	/s/ Gene Boxer
Name: Gene Boxer
Title: Secretary